Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

EvolveHer, Inc
358 West Ontario Street, Suite 3w
Chicago, IL 60654
www.evolveher.community

Up to $1,070,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: EvolveHer, Inc
Address: 358 West Ontario Street, Suite 3w, Chicago, IL 60654
State of Incorporation: DE
Date Incorporated: August 24, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club:

-10% lifetime discount on EvolveHer memberships, event hosting/production, EvolveHer exclusive event tickets, merch, services and products.

- Early access to products, member perks, sampling, VIP invites, beta access to product launches and focus groups

- Inclusion in Member Directory

Early Bird

- First 48 hours - Friends and Family Early Birds | 10% bonus shares

- Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (Tier 1 perk)

- (3) Free Event Listings on EvolveHer Digital Platform

- (3) months Connections and/or Digital Membership to EvolveHer Platform (After Beta access ends)

$1,000 (Tier 2 perk)

- (6) Free Event Listings on EvolveHer Digital Platform

- (6) months Connections and/or Digital Membership to EvolveHer Platform (After Beta access ends)

$2,500+ (Tier 3 perk)

- EvolveHer Newsletter Ad Unit (Distributed to 43,000 users) linking to your brand page

- (12) Free Event Listings on EvolveHer Digital Platform

- (12) months Connections and/or Digital Membership to EvolveHer Platform (After Beta access ends)

$5,000+ (Tier 4 + 5% bonus shares)

(Tier 3 Perk) plus:

- EvolveHer Seal to post on the website, LinkedIn or social media

- Sponsor of (3) episodes of The EvolveHer Unpacked Podcast

 (2) EvolveHer Newsletter Ad Units (Distributed to 42,000 users) linking to your brand page

- (1) Free virtual event hosted on EvolveHer's streaming platform,

- EvolveHer t-shirt

$10,000+ **(Tier 5 + 10% bonus shares)**

(Tier 4 Perk) plus:

- Enhanced Company Profile with a prominent position on the website

- (1) EvolveHer Spotlight Content: Featured interview and article posted/promoted on EvolveHer website, InstaStory Highlight and in newsletter

$25,000+ **(Final Tier + 15% bonus shares)**

(Above) plus:

- Enterprise-level Access for Company: to Digital Platform (Community, Virtual Programming, Resources, Content, Member Perks and profiles)

- (1) Year Premiere Profile on Digital Platform

- (1) Unlimited National Event Postings (must be relevant & approved)

- EvolveHer Editorial Feature in Newsletter (Distributed to 43,000 users) linking to your brand page & on EvolveHer website

- EvolveHer T-shirt

- Access to distribute your product to EvolveHer community through event integration.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

EvolveHer, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $2.50/ share, you will receive and own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

EvolveHer Inc.
Redefining Community. Reimagining Connections.

EvolveHer is a centralized hub and marketplace that aggregates resources, tools, events and connections to advance women personally & professionally.

We launched our physical space (phase 1) in 2018 - a beautiful creative loft in the River North designed to inspire creativity and foster collaboration. Over the past two years we've hosted over 750 events, built a network of 43,000 and became THE event destination in Chicago for female-forward events. EvolveHer was self-funded by our Founder and has accomplished this with no dedicated marketing budget and a very lean team.

Current Revenue Model:

Events & Membership Revenue:

- Community & Coworking Membership: Customers can join EvolveHer on a month-to-month membership model for a monthly fee to gain access to member discounts, community events, coworking and/or other benefits. We offer various tiers to align with member needs.

- Sponsorship: Brands can pay a sponsorship fee to have a brand presence through an activation at an event or in our newsletter.

- Event Concierge: Event planning, hosting & production for corporate D&I events

- Event Hosting: Members or organizations can host their events on the EvolveHer platform via renting space for hourly fee or paying for our virtual streaming service.

In 2020 (phase 2), we are launching our digital intelligence center which will connect thousands of women & organizations with tools, resources and events that align with their personal & professional needs. We believe that every woman should be able to create her own life blueprint based on where she is in her journey and that collectively there is so much that we can learn from each other. Instead of recreating the wheel, our hub aggregates content, resources, tools and best in class events from organizations across the country.

Future Revenue Model:

- Membership: Organizations & companies will pay a annual fee to have an upgraded account which will include but not be limited to an enhanced profile on the website, premium positioning, inclusion in promotional assets and the opportunity to post events on the site. (Phase 3 will include a B2C membership fee, but this will not be rolled out until recruitment and engagement milestones are hit. Estimated timeframe is Fall 2021 or Spring 2022.)

- Commission: EvolveHer will receive a 5-15% affiliate commission on booked services

through select organizations & or partners in marketplace and resource center.

- Event Posting Charge: Flat fee for public to post their events if charging tickets. Bundle of Event posts at discounted rate will be available.

Competitors and Industry

Our competitive landscape is very fragmented. Similar to other disruptors like GrubHub for food delivery & Glossier for the beauty industry, we are choosing to centralize everything into one platform vs recreating the wheel or competing with individual brands. We believe, consumers should have full visibility into their options and the ability to choose what is best aligned with their needs at that given phase of life & career and there is currently no centralized hubs that aggregates each of our categories individually or across multiple verticals.

Below are a few competitors across different industries. EvolveHer will be the hub that centralizes the fragmentation and instead of competing with these brands we will serve as a distribution platform to provide visibility and exposure for their brand to a potential new client base.

- Create & Cultivate is a digital event & content platform targeted to professional millennial women.

- Ellevate is a national professional women's organization.

- Girlboss is a "LinkedIn" for millennials.

- Eventbrite lists events from across the country, but has a very broad focus.

- PartySlate is a visual event planning tool for corporate planners.

- Pinterest is a self discovery platform.

- The Riveter is a women's physical space with digital content focused on working women.

Current Stage and Roadmap

Phase 1: (2018-2019)

- Opened Physical Event & Workspace
- Built Community of 43,000 women
- Hosted 750+ Best in Class events
- Worked with Fortune 500 Companies like Facebook, Amazon, Walgreens, Nike & Omnicom Group, Top Political Leaders like Hillary Clinton / Governor JB Pritzker / Mayor Pete Buttigieg campaign / Mayor Lori Lightfoot and other Organizations from around the world.

Award Winning Space & Staff (all sources found on

https://www.evolveher.community/en/page/press)

- Crain's - Best New Event Venue in 2018
- Women Tech Founders - Women in Tech Awards 2019 - Talent Development Award for Founder Alicia Driskill
- GOOP - Best Coworking Spaces for Parents
- Girlboss - Listed as a Top Coworking space for women in 2019
- FWD - Impact Award for Diversity & Inclusion https://fwdcollective.io/page/awards
- Chicago Inno 50 on Fire Alicia Driskill listed in 2018.

Phase 2: (2020-2021)

- Digital Expansion - To scale our community, EvolveHer is building out a centralized digital hub that curates resources, events and organizations that support women in all aspects of life. The hub aggregates and organizes content from our community, organizations, corporations and thought leaders and the EvolveHer editorial team highlights their weekly favorites. Instead of launching in the Fall, we decided to move the timeline up due to COVID as we've seen an immediate need to provide assistance to women. Our website is currently hosted in Hubspot CMS and we plan to have the Hub DB technology to build & test specific functionality in this phase.

We are currently in development for v1 of the resource hub, updated content/profile pages, revised homepage, updated event curation page/database and partner & press pages which we plan to roll out over the next few weeks and ideally live by mid-May 2020.

The updated member directory, profiles and additional features are planned for launch in Summer 2020.
- Build Intelligence Center Framework (currently in development)
- Website Updates & Integrations to test (currently in development)
- Organize & Segment existing database (Plan to begin development May 2020)
- Implement Marketing Automation Solutions (Plan to begin development Summer 2020)
- Leverage existing partnerships & relationships with women's organizations to expand reach. EH Team is drafting outreach materials to launch in May & June. Initial conversations happening with key strategic partners.
- Data Analysis for Phase 3 - Ongoing during launch with key focus during Fall 2020 - Spring 2021.

Phase 3: (2021+)

- Hub 2.0 & Marketplace Launch: By overlaying unique data points and leveraging our unique needs analysis technology, EvolveHer will create a personalized solution for users. For Phase 3, our team will take the learnings, data, analytics and model from Phase 2 and create a custom SaaS platform that delivers customized content, solutions and recommendations based on engagement and a needs analysis algorythm.

The Team

Officers and Directors

Name: Alicia Driskill Kreisman

Alicia Driskill Kreisman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: August 24, 2017 - Present
  Responsibilities: Managing overall operations of company, making major corporate decisions, sales and strategic development. Effective 2020, the CEO will begin receiving a cash salary of a minimum of $60,000 per year and will be eligible for goal based equity or other cash bonuses as determined by the Board of Directors.

- **Position:** Sole Director of the Board
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Manage all decisions and communication to shareholders

Other business experience in the past three years:

- **Employer:** Sole Proprietor
  Title: Business Development Consulting
  Dates of Service: May 30, 2016 - December 31, 2018
  Responsibilities: Advised clients including Pearl xChange and School Agency on business development, competitive landscape, event production, social media, talent alignment and media relations.

Name: Amanda Chin

Amanda Chin's current primary role is with Xandr. Amanda Chin currently services Previously worked 30-40 hr/week, currently 10-15 hr during nights & weekends hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Growth
  Dates of Service: May 03, 2018 - Present
  Responsibilities: Sales Strategy, Managing Sales Team, Development and execution of Growth Strategy, Partner contracts

- **Position:** Head of Digital
  Dates of Service: May 15, 2018 - Present

Responsibilities: Overseeing 3rd party tech partnerships and digital strategy

Other business experience in the past three years:

- **Employer:** Amobee
  Title: VP of Social, Sales
  Dates of Service: January 01, 2017 - March 01, 2018
  Responsibilities: National Strategic platform sales lead for enterprise account

Other business experience in the past three years:

- **Employer:** Xandr
  Title: Client Partnerships
  Dates of Service: March 23, 2020 - Present
  Responsibilities: Manage client partnerships.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online content and community. Our revenues are therefore dependent upon the market for online content and community.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product released for phase 3 of our roadmap or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have just started development on the digital platform. Delays or cost overruns in the development of the EvolveHer Hub and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, lack of required funding, 3rd party vendor issues, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EvolveHer platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 3 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell part of our product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations such as the new mandated shelter in place order limiting group exposure due to COVID19. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on EvolveHer or Hubspot or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on EvolveHer or Hubspot could harm our reputation and materially negatively impact our financial condition and business.

Investing in a Small Business is risky

The demand for the company's product may be seasonal or impacted by the overall economy or the company could face other risk factors specific to its industry or type of business. Additionally, small businesses may depend heavily upon a single revenue stream, line of business or customer segment whose departure or an unforeseen restriction prohibiting business from operating could seriously damage the company's profitability. The company may have a difficult time negotiating better prices than large scale competitors and could severely be impacted by any change in governmental regulations, lawsuits and other impediments to growth.

Additional Capital Availability

The company may require additional funds to fund operations, working capital, debt repayment, scale new products via marketing or add new technologies, finance general and administrative activities or other not mentioned activities. Due to market conditions at the time the company may need additional funding, it is possible that the company will be unable to obtain additional funding as and when it needs it. If the company cannot obtain capital it may not be able to repay debts when they are due and payable. If the company is able to gain capital, it may be on unfavorable terms causing dilution to then existing equity holders. If the company is unable to obtain additional funding as needed it could be forced to delay development, marketing, expansion and or cease operations.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be

no assurance despite the Company's established corporate partnerships and continuous growth in events that the economy will continue to be favorable to support events. There is a chance that events outside of the control of Company's owners could significantly impact the projections or cause alternative revenue streams to be sought out or operations to be halted temporarily or permanently.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in future fundraising which may reduce the value of your investment in the Common Stock. Interest in debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock.

Management Discretion as to Use of Proceeds
The success of our company is largely dependent upon the judgement of our management team and how they allocate funds from this offering. We have included an allocation of funds based on the current business plan, however the management team may find it necessary to re-allocate portions of the net proceeds and will have full permission to do so.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation is extremely expensive. Management will have the right to determine legal action should any person, company or competitor infringe on one or more of our trademarks or copyrights. We may choose not to file suit because we lack the cash to successfully prosecute an ongoing litigation with an unpredictable outcome.

CyberSecurity & 3rd Party Technologies
During this phase of our business, we are dependent upon 3rd party technologies and software as we have not yet developed a proprietary platform. There is a risk that these 3rd party technologies could be hacked or destroyed thus resulting in a cybersecurity issue that could severely impact the Company.

Insufficient Funds
There is a chance the Company might not sell enough securities in this offering to meet its operational needs and might not be able to raise additional outside capital to support the business which means you would get nothing in return. There is also a chance that we sell all common stock we are offering now and the economy or unexpected factor may prohibit the Company from raising more funds in the future which directly impacts the long term success of the business and could result in a need to cease operationally. Even if we do make a successful offering int he future, the terms of the offering might result in your investment in the company being worth less, because investors outside RegCF might receive more favorable terms.

We are an early stage company and gross revenue has been dependent on current model

EvolveHer was formed in August 2017 so it has limited history upon which an evaluation fo performance and future modeling can be made. While the company shows significant traction and gross revenue to date it is not yet profitable due to the overhead cost associated with the space. Management has the sole authority to make the decision to sublease the event space or exit the lease for the rental of the 358 W Ontario space as deemed necessary by market trends, projects, acts of God, COVID-19 or any other unforeseeable need. There is no assurance that the current or future models will result in profitability.

The Company's market is highly competitive

While the approach the Company is unique and is not currently offered, the supply and demand sides of the marketplace are highly competitive. Individual organizations and companies will be aggregated and featured throughout our platform but there is a chance that these companies do not want to be included in the platform or that a larger corporation with more money, more staff and existing technologies could adapt our approach and move aggressively to market thus significantly impacting our roadmap and the profitability of the company.

COVID-19

COVID-19 surfaced unexpectedly over the past couple of months and has directly impacted businesses across the world. Our projections do not include the impact from COVID and there is a chance that COVID prohibits us from opening back up our space and we will owe refunds to existing clients who paid for events or memberships. There is also a chance that the market may not be predicable over the months/years to come given the significant impact to small businesses, employees, banks and the economy. This could directly impact our usage of funds, roadmap timeline, profitability, ability to operate or decrease the effectiveness of our marketing campaigns, thus resulting in an impact to the profitability and success of the company. There is a chance that we may not be able to host large events for many months to come and the virtual events may not generate the same level of return for the foreseeable future or long term.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alicia Driskill	1,735,922	Common Stock	96.44

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 1,800,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $20,000.00
Maturity Date: March 12, 2021
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: $2MM Financing Round or Maturity Date

Material Rights

Holder has the option to convert into any equity sold in the next qualified financing round (2 million) or a repayment of the loan (principal plus interest).

What it means to be a minority holder

As a minority holder of common stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Acquisition of Chicago Woman Brand
  Date: March 12, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,800,000
  Use of proceeds: Issued to founding member and team.
  Date: August 24, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue for our first fiscal year in 2018 was $188,495 and $367,187 in 2019, resulting in a 95% YOY growth. The growth in the market was due to traction, brand equity, PR

coverage and awards in major publications with Founder Alicia Driskill. Events also played a major role in the increase in revenue as the team began working with Corporations vs only individual organizations. This was done without a dedicated marketing budget and with a very lean team.

Cost of sales were $27,882 in 2018 and $37,545 in 2019. The increase was due to the increase of events and hard costs associated with event production.

Gross margins
2019 gross profit increased by $169,030 due to an increase in events which have higher rates than coworking.

The company's expenses consist of, among other things, monthly rent, compensation & benefits, professional services, web development, legal expenses, trademarks, membership amenities, event costs, computer and internet /software management related expenses. Operating expenses increased from $301,646 in 2018 to $462,167 in 2019. The increase was mostly due to the increase in staff necessary to cover events at the space along with the scaling of database & members and costs associated within the software & CRM tools.

Historical results and cash flows:

The founder self funded the business to date and put in capital as needed so there was never a full time team in place to support the business due to capital limitations. A large portion of the expenses were for contracted services so there will be efficiencies with hiring a staffed team who are dedicated to scaling the business as we move into Year 3.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $41,214.02 cash on hand and a credit card with a Credit Line of $38,000 with an available balance of $4552.20.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical for our company's operations and we do not have other capital resources available at this time. We have applied for SBA loans through the government programs for COVID-19 relief to small businesses but have not received confirmation of funding either way.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

Our company currently has approximiately $41,000, needs $1.5M for Phase 2 of our roadmap from both Reg CF and Reg D, and Reg CF would constitute around 2/3 of the total funds needed at this time.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum of $10,000 would only cover the StartEngine Fees so would not help us with runway. We have 2 months of runway due to the impact of COVID, but have applied for EIDL, Chicago Resilience & PPP loans from the government relief fund.

0 months aditional runway from $10,000 minimum

How long will you be able to operate the company if you raise your maximum funding goal?

The Reg CF $1.07M would allow us to operate the company for approximately 12 months. With Reg CF & D combined, we would be able to operate for approximately 18 months.

Maximum funding goal would provide 12 months of runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will be conducting a parallel Reg D offering to accredited investors through Convertible Notes. The terms are not finalized.

Indebtedness

- **Creditor:** Current lender is Paypal (but this is being refinanced into a lower interest rate loan in Alicia Driskill's name in late April to assist with cash flow. Debt liability will transfer at that time from Paypal to Alicia Driskill)
  Amount Owed: $65,740.31
  Interest Rate: 0.0%
  Maturity Date: March 01, 2021
  This is a business loan with a personal guarantee. No early payoff reduction or penalty. The weekly payment of around $1586 is withdrawn from EvolveHer bank account on a weekly basis throughout term of the loan unless paid off early. The total loan amount remaining includes the flat rate interest associated with the loan. To assist with cash flow, given the COVID situation, Alicia Driskill will be

paying off this loan through a refinance in late April.

- **Creditor:** Alicia Driskill Member Loan
  Amount Owed: $386,008.00
  Interest Rate: 5.0%
  This is the member loan where the founder self-funded company launch and working capital. Monthly payment installments are required to pay on outstanding debt associated with personal loans for the business.

- **Creditor:** Chase Credit Card
  Amount Owed: $32,717.88
  Interest Rate: 15.0%
  Maturity Date: January 01, 2025
  This is standard credit card with no set maturity date

- **Creditor:** Amanda Chin
  Amount Owed: $20,000.00
  Interest Rate: 5.0%
  Maturity Date: March 12, 2021
  Convertible note - can convert to equity.

Related Party Transactions

- **Name of Entity:** Alicia Driskill
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During fiscal years 2018 and 2019, the company received advances/loans from founder Alicia Driskill. The interest rate on the loan is 5% and no maturity date has been set.
  Material Terms: The outstanding balance of the loans was in the amount of $386,008 and $308,327 as of December 31, 2019 and December 31, 2018. The entire loan balance has been classified as non-current. During fiscal year 2019 and 2018, the Company has recognized $18,587 and $2,532 in interest expense respectively.

- **Name of Entity:** Amanda Chin
  Relationship to Company: Head of Growth & Digital
  Nature / amount of interest in the transaction: Convertible note - can convert to equity
  Material Terms: Interest rate: 5% Maturity date: 3/12/21

Valuation

Pre-Money Valuation: $4,500,000.00

Valuation Details:

The basis for our valuation was a combination of the factors below. Our historical revenue illustrated significant momentum with a 96% YOY growth rate in gross revenue from 2018 to 2019, along with strong traction in the marketplace, a robust pipeline for 2020 and an opportunity to layer in additional revenue streams through the digital platform. Since our business emcompasses both physical and digital, we a combined two similar industry multipliers coworking at 4% / 7-8% SaaS resulting ina 5.5% multiplier. EvolveHer has also established major Brand Credibility & Recognition in market as seen in both press coverage, size of database, awards, caliber of clients inclusive of major corporations + leadership and future pipeline. Additionally we own trademarks on the brand and have a database of over 43,000 people. Finally, we have considered other similar market disruptors/companies utilizing a Data Driven Approach and their successful raises and valuations.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  Funds will be dedicated to maximizing current opportunities, prioritizing immediate revenue drivers. We currently have a database of 43,000 which needs to be further segmented and our website needs some immediate updates to integrate automation.

- *Company Employment*
  46.5%
  A Middle Manager will be hired to manage day to day operations, team and content/resource aggregation & execution. This will increase community engagement and create efficiency across the organization

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.7%
  To build upon the momentum in the marketplace and launch our recruitment phase, we will make a series of videos to be used across all marketing channels including Social Media, SEO, Event integration and partner marketing with women's organizations. Additionally we will convert content into multiple forms to leverage across our channels and for sponsorships.

- *Company Employment*
  65.0%
  We currently have 1 FTE + 2 PT employees and work with numerous contractors. To maximize revenue growth through opportunities in the pipeline and build out the infrastructure for the technology we will bring on 3 FTEs and 2 PTEs to focus on development, marketing and operations.

- *Research & Development*
  20.8%
  Development funds will be used to update existing site with marketing automation and new integrations. We will organize and segment our existing database, while building out the technology framework and catalog.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.evolveher.community (www.evolveher.community/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/evolveher

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EvolveHer, Inc

[See attached]

EvolveHer LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
EvolveHer LLC
River Forest, Illinois

We have reviewed the accompanying financial statements of EvolveHer LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 7, 2020
Los Angeles, California

EVOLVEHER LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2019	2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 9,434	$ 24,178
Total current assets	**9,434**	**24,178**
Property and equipment, net	13,690	18,382
Intangible assets, net	23,333	25,000
Other assets	16,238	32,476
Total assets	**$ 62,695**	**$ 100,035**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit card	32,916	1,993
Total current liabilities	**32,916**	**1,993**
Loan payable	20,817	-
Member loan	386,008	308,327
Total liabilities	**439,741**	**310,319**
MEMBERS' EQUITY		
Members' equity	-	-
Members distributions	-	(199)
Retained earnings/(Accumulated Deficit)	(377,046)	(210,085)
Total members' equity	**(377,046)**	**(210,284)**
Total liabilities and members' equity	**$ 62,695**	**$ 100,035**

See accompanying notes to financial statements.

EVOLVEHER LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ 367,187	$ 188,495
Cost of events	37,545	27,882
Gross profit	329,643	160,613
Operating expenses		
General and administrative	452,730	286,932
Sales and marketing	9,437	14,714
Total operating expenses	462,167	301,646
Operating income/(loss)	(132,524)	(141,034)
Interest expense	18,587	2,532
Other loss/(Income)	15,651	26,369
Income/(Loss) before provision for income taxes	(166,762)	(169,934)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (166,762)**	**$ (169,934)**

See accompanying notes to financial statements.

EVOLVEHER LLC
STATEMENTS OF CHANGES IN MEMBERS EQUITY
(UNAUDITED)

(in , $US)	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Members' Equity
Balance—January 1, 2018	**-**	**(40,151)**	**(40,151)**
Net income/(loss)	-	(169,934)	**(169,934)**
Member contribution	-	-	**-**
Distribution	-	(199)	**(199)**
Balance—December 31, 2018	**-**	**(210,284)**	**(210,284)**
Net income/(loss)	-	(166,762)	**(166,762)**
Balance—December 31, 2019	**-**	**(377,046)**	**(377,046)**

EVOLVEHER LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	(166,762)	(169,934)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	4,692	4,179
Amortization of intangibles	1,667	-
Changes in operating assets and liabilities:		
Credit Cards	30,924	(12,919)
Other current assets		6,000
Other assets	16,238	-
Net cash provided/(used) by operating activities	**(113,242)**	**(172,674)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(9,412)
Tradename purchase	-	(25,000)
Net cash provided/(used) in investing activities	**-**	**(34,412)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Loans	98,498	193,893
Member Distribution	-	(199)
Net cash provided/(used) by financing activities	**98,498**	**193,694**
Change in cash	(14,744)	(13,392)
Cash—beginning of year	24,178	37,569
Cash—end of year	9,434	24,178
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	836	2,532
Cash paid during the year for income taxes	-	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

EvolveHer LLC was formed on August 24, 2017 ("Inception") in the State of IllinoisThe financial statements of EvolveHer, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, IL.

EvolveHer is a creative event and work space designed for evolving women to come together, connect, and find their purpose. The 5,000 square foot loft in the River North neighborhood of Chicago is designed to inspire creativity and foster collaboration amongst members.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and 2018, the Company determined that no reserve was necessary.

Property, Plant, and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which is three (3) years for the existing assets as of December 31, 2019. Expenditures for repairs and maintenance are charged to expense as incurred.

Intangible Assets

The intangibles include trademark that have originated during acquisition of trademark of Chicago Woman, LLC for $25,000 during fiscal year 2018. The acquisition was accounted for as an asset acquisition. Trademark is being amortized over 15 years.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2018 and 2019. There can be no assurance, however, that the patents will be issued, the market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from virtual and in person events/meetings, offering monthly memberships (coworking, office & digital community) to customers and other business development and upgrades when there is (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 7, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF OTHER ASSETS

Other assets consist of the following items:

As of Year Ended December 31,	2019	2018
Other Assets:		
Security deposits	$ 16,238	$ 32,476
Total Other Assets	$ 16,238	$ 32,476

4.   PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Office Equipment & Furniture	19,833	19,833
Leasehold Improvements	3,215	3,215
Accumulated depreciation	(9,359)	(4,666)
Property and Equipment, Net	13,690	18,382

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $4,692 and $4,179, respectively.

5.   INTANGIBLE ASSETS

The components of the Company's intangible assets consist of the following definite-lived assets:

As of Year Ended December 31,	2019	2018
Trademark	25,000	25,000
Accumulated amortization	(1,667)	-
Intangible assets, Net	23,333	25,000

Amortization expense for the year ended December 31, 2019 was $1,667. The amortization expense for the year ended December 31, 2018 was immaterial. The following is a schedule of future amortizations:

As of Year Ended December 31, 2019		
2020	$	1,667
2021		1,667
2022		1,667
2023		1,667
2024		1,667
Thereafter		15,000
Total future amortization expense	$	23,333

6.   MEMBERS' EQUITY

As of December 31, 2019, the company is own 94% by founder and CEO Alicia Driskill, 5% by Amanda Chin and 1% by Tiffany Kucharsky.

7.   DEBT

Loan Payable

On March 12 2019, the company entered into a loan agreement with a certain lender, in the amount of $20,000. The loan carries an interest rate of 5% and matures after 24 months. The entire loan balance has been classified as non-current. As of December 31, 2019, the outstanding balance of the loan is in the amount of $20,817 including accrued interest of $817.

Member loan

During fiscal years 2018 and 2019, the company received advances/loans from founder Alicia Driskill. The interest rate on the loan is 5% and no maturity date has been set. The outstanding balance of the loans was in the amount of $389,073 and $308,327 as of December 31, 2019 and December 31, 2018. The entire loan balance has been classified as non-current. During fiscal year 2019 and 2018, the Company has recognized $17,710 and $2,532 in interest expense respectively.

8.   RELATED PARTY

During fiscal years 2018 and 2019, the company received advances/loans from founder Alicia Driskill. The interest rate on the loan is 5% and no maturity date has been set. The outstanding balance of the loans was in the amount of $389,073 and $308,327 as of December 31, 2019 and December 31, 2018. The entire loan balance has been classified as non-current. During fiscal year 2019 and 2018, the Company has recognized $17,710 and $2,532 in interest expense respectively.

9.   COMMITMENTS AND CONTINGENCIES

Operating leases:

The Company leases two facilities under operating lease arrangements that matures after 64 months and after 52 months. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	212,900
2021		215,450
2022		-
2023		-
2024		-
Thereafter		-
Total future minimum operating lease payments	$	428,350

Rent expense for years ended December 31, 2019 and December 31, 2018 were $194,599 and $131,2211 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 7, 2020, the date the financial statements were available to be issued.

On January 1, 2020, the Company entered a loan agreement with loan builder, a Paypal service for an amount of $71,900. The total interest charge through the life of the loan is in the amount of $9,492.81 and the loan matures after 52 weekly payments on the amount of $1,565.25 for a total repayment amount of $81,392.81.

On February 27, 2020, the Company entered into a commercial sublease agreement with Ontario West LLC, the landlord, to sublease its previously entered office lease on November 18, 2018 to a certain subtenant. The term of the sublease shall be for 12 months commencing on April 01, 2020 and ending on March 31, 2021. Subtenant shall pay tenant a base rent in equal monthly payments of $5,200 for a total sublease payment in the amount of $62,400.

Conversion to Corporation

On March 16, 2020, EvolveHer LLC underwent a conversion from an Illinois Limited Liability Company to a Delaware Corporation called EvolveHer, Inc for crowdfunding purposes. The Company is authorized to issue 4,000,000 shares of common stock at $0.0001 par value. As of April 7, 2020, the Company has 1,800,000 shares of common stock issued and outstanding.

The Company is in the process of launching its crowdfunding campaign on StartEngine LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $166,762 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

Start Investing | Get Funding | Blog | Sign In

This offering is not live or open to the public at this moment.

EvolveHer, Inc.

Redefining Community. Reimagining Connections.



Website · Chicago, IL · BUSINESS TO BUSINESS · DATA/ANALYTICS

EvolveHer is a centralized hub and marketplace that aggregates resources, tools, events and connections to advance women personally & professionally. Our work & event space was designed to inspire creativity and foster collaboration amongst women and serves as a launch pad for our marketplace as we expand our platform digitally.

$0.00 raised

0 Investors	**92** Days Left
% Equity Offered	**$4.5M** Valuation
Equity Offering Type	**$250.00** Min. Investment



INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Achieved 96% revenue growth between 2018 and 2019 and $550K+ (2yr) Total Gross Revenue
- We have a wide network, with 43K+ email addresses in our CRM
- In two years, we've hosted 770+ events and engaged 75,000+ people through the EvolveHer platform

"Redefining Community. Reimagining Connections."

Business, Wellness, and Connections

Prior to launching EvolveHer, Alicia worked as Vice President of Global Partnerships at WME | IMG, one of the world's most innovative companies. She also served as a Senior Executive at Live Nation and People.com. After a 17 year career in entertainment & media working alongside the industry's most elite, Alicia decided to evolve her own career path and disrupt the Chicago market by opening EvolveHer, Chicago's first creative work & event space designed for women.



EvolveHer started with the objective of being THE destination community for diversity and inclusion and female forward initiatives across Chicago, but quickly realized there was a bigger need across the country for this type of community and custom programming. Over the past two years, EvolveHer has provided an array of custom event programming, content, networking and business opportunities to support women in all aspects of life. Our goal is to curate and create the best events and resources for our community so they can choose what aligns best for their needs at that specific time in their life. In 2020, EvolveHer is

expanding the platform digitally to provide access to women nationally with the goal of curating and organizing the premium (virtual + live) events, tools, and resources tailored to the individual's preferences for professional and personal development.



THE PROBLEM

An influx of personal development solutions & online programming has created a cluttered market that's hard to navigate

The personal development industry is growing and corporations are continuing to invest in learning/professional development. In response to these trends, there has been an oversaturation of organizations, corporate and local, with siloed conversations working towards the same objectives, such as growing demand for diversity and inclusion.

The personal development market is cluttered and hard to navigate

Consumers are struggling to make sense of the chaotic and oversaturated array of personal development services, virtual events, videos and articles covering everything from coaching to parenting and how to navigate the new norm of working from home in isolation. The value proposition is often unclear and working women & moms don't have time to sort through the massive amounts of emails that hit their inboxes to find the one piece of relevant information that aligns with their need. To the best of our knowledge, with so many companies and services available, there is currently no centralized source that aggregates and organizes all of the information into a digestible consumer-friendly format. Users and companies are forced to sift through the massive amount of information, rather than being able to review a customized solution of events, resources, or programming based on the user's interests, life or career stage, industry, demographics, and engagement metrics.



Women don't have the time to sort through all the options

THE SOLUTION

A credible and organized destination for women to efficiently find the personal and professional development resources they need

EvolveHer is a personal and professional development hub & marketplace that aggregates resources, tools, and events for women. By curating a collection of local programming and content tailored towards personal and professional development, we will cut through the clutter and bring women the solution they are looking for, thus becoming an ideal place for personal and professional

are looking for, thus becoming an ideal place for personal and professional development.



Similar to other disruptors' models like GrubHub for food delivery & Glossier for the beauty industry, EvolveHer will centralize everything into one platform rather than recreating the wheel or competing individually with other communities. Consumers should have full visibility into their options and the ability to choose what is best aligned with their needs at any given phase of life & career. Currently, there is no centralized hub that aggregates and organizes segment programming + resources specifically focused on women.



We were planning to launch our "digital platform" in the Fall, but given the immediate need that surfaced and validation of concept created by the COVID-19 work from home

situation, we moved up the timeline and are manually creating this now.

Companies and small businesses are sending massive amounts of info via email on virtual events, resources, videos, and more - overloading inboxes when we don't have time to sort through everything. Our platform will take all of this information and categorize and sort it so people can see all of the events/resources/content by category and tags and select what is relevant to them. EvolveHer will also make recommendations from an editorial standpoint and we are currently hosting virtual meetings to get real-time feedback on what the needs are for women right now both personally & professionally.

OUR TRACTION

We've built a community of thousands of women, hosted high-profile leaders and worked with Fortune 500 brands

In just 2 years, EvolveHer has created a list of noteworthy accomplishments:

- Generated over $550K in gross revenue in the first two years of opening
- Hosted over 770+ events & programs with notable guests such as Hillary Clinton, Governor JB Pritzker, Elaine Weltroth (former Editor and Chief of Teen Vogue)
- Engaged 75,000+ people thru EvolveHer Platform and grew our email database to over 43,000 people
- Organized programmings, events, and contents for customers like: Forbes, GrubHub, H&M, Pinterest, American Marketing Association, Amazon Studios, HaloTop, Marsh, Walgreens, Facebook, NBCUniversal and more!
- Acquired a local media publication, Chicago Woman Magazine and absorbed the content into the EvolveHer content platform
- Launched the EvolveHer: Unpacked Podcast



$550,000+
Gross revenue

770+
Events & programs with notable guests

75,000+
People engaged



WHAT WE DO

A digital platform with custom curated resources for each user

EvolveHer provides personal connections, resources and events to advance women in their life and career. We started as an event and co-working space in Chicago, and are expanding our services on a digital platform where we plan to leverage AI to learn about our users and deliver the best resources, tools, and content based on individuals' needs and life stages. We are taking what we've been doing manually, and scaling it up to serve the thousands of women in our community.





Curated
Events
Personal & Professional
Development
Create
Connections
EVOLVE//HER
Growth
Helps
Women
Discover & Build
Community

networking
sponsorship
Our Platform


experience
membership
activations
Events
Space
host events
ticket sales
rental pace
custome content
resource hub
Content
Data
podcast
profiles
streamed events
segmentation
brand solutions
dynamic content
EvolveHer is a centralized hub that curates resources, women's organizations, women-owned businesses & best in class events to advance women in their career & life

THE MARKET

Personal and professional development is a multi-billion dollar industry

- The Personal Development Industry is estimated to grow to $13.2 Billion by 2022
- Estimated Market Value for Coaching was $1B+ (and growing) in 2017
- 94% of millennials report that they are willing to spend approximately $300/month on self- improvement every month
- Baby Boomers are willing to spend an average of $152/month on self-improvement


$13.2B
Personal development industry by 2022
$1B+
Estimated market value for coaching in 2017

HOW WE ARE DIFFERENT

Aggregating resources for women as they evolve through life stages

There are thousands of women's organizations and groups, but we aren't trying to compete with them. We want to centralize and drive more money to female-owned businesses. Our team's experience working at large corporations and in startups provides us with grit, expertise and access to a massive network, which has helped us generate $550K+ in revenue with just two full-time employees.




We have an existing community, database and relationships with women's organizations, corporations, female small business owners, event producers, and more, and we plan to layer an AI on top of it to deliver customized solutions. Furthermore, we want to offer resources for women as they evolve professionally and personally through various life stages, so our platform will have strong stickiness and returning user engagement.



THE BUSINESS MODEL

Memberships, subscriptions and revenue share

Currently our revenue comes from:

Currently our revenue comes from:

- Live & Virtual Events
- Community, Event & Corporate Memberships
- Space Rental
- Sponsorship
- Business Development

As we expand further into the digital space, we plan to generate revenue from:

- Premium Listings Fees (Event and Service Listings)
- Premium Subscriptions
- Revenue Share - we'll receive a percentage of a workshop or service booked through out platform


Current
Live & Virtual Events
Community memberships
Space rental
Sponsorship
Business Development
Future
Memberships
Data segmentation
Licensing
Digital Sponsorship
Affiliate commission
Content Integration
Expanded profiles

THE VISION

Growing our community and boosting revenue for female-owned businesses

Thousands of women have joined our community and attended hundreds of events - and we are just getting started. As we grow our digital platform and incorporate AI, we will be able to scale our services and drive more people to female-owned businesses while supporting the development of women by eliminating decision-making fatigue.



together



EVOLVEHER
Fuel Your Passion

In our next phase of growth, we will be growing our team, expanding our technology, and scaling our marketing efforts. Within the next five years, we plan to build a custom AI solution, expand our database globally, and license our aggregation tool.


Next Phase
Expand team
Expand tech
Scale marketing
5 Years
Build AI solution
Global database
License aggregation tool

OUR TEAM

An experienced team with extensive training

training

The EvolveHer team worked at some of the world's leading technology, entertainment and media companies overseeing Fortune 500 clientele. Past companies include LiveNation, Pandora, Amobee, Omnicom, Time Inc, WME-IMG.



Amanda Chin
Head of Growth & Revenue

Alicia Driskill
Founder/CEO

Tiffany Kurcharski
Dir. Partnerships & Events

The team has a wide-ranging background spanning sales, events, business development, operations, strategic partnerships, branding, web development, corporate strategy and marketing execution. They have extensive training in growth mindset, leadership and sales, which is instrumental to keeping up with the ever changing needs of a startup.



The Team Behind
EVOLVEHER

Johnae Mitchell
Events Coordinator

Taylor Shine
Experience Curator

Madison Cambell
Brand Partnerships

Elan Ruffin
Chief of Staff

Victoria Perez
Community Coordinator

Debra Giunta
Dir. EvolveHer Future

WHY INVEST

We can dream bigger than society thinks we can

The EvolveHer community is more than just a group of women getting together. We're more than just a few events and networking. We want to help women step into their full power and explore how they want to show up in the world. Drown out the noise and rid yourself of any limiting beliefs that define you as just an employee, just a mom, just a boss or a just a wife.



We want to help women step into their **full power** and explore how they want to show up in the world

We encourage you to acknowledge yourself as worthy, exactly where you are now and recognize that you may not know it all yet. Remember, "yet" is a very powerful word. Only YOU can determine who you are in this world. And we want to work with you to make that happen.



The EvolveHer team is made up of a combination full-time, part-time and consultants that are dedicated to building the business.

Below is a brief summary of each person's weekly contribution outside of the 2 FTEs.

Johnae Mitchell - Event Coordinator manages inbound event sales and logistics for all events - avg 23 hr/week.

Victoria Perez - Member Management 20-30 hr per week.

Jeanette Kemble - Sales & community outreach 10 hr per week,

Tiffany Kucharski-Partnerships - 20 hr/week.

Taylor Shine - Works events, branding and creative for decks - 10-20 hr/week pending seasonality.

Debra Giunta and her company Brainchild Collective produce EvolveHer Future programs for teen girls - As needed for corporate pitches or workshop development/execution.

Elan Ruffin - Chief of Staff/Administrative Assistant 20-30 hr.

Amanda Chin - Head of Digital, now 10-20 hr/wk.



Opened Physical Space
Award Winning Space & Staff (Crain's, FWD, Goop, American Inno)
Website Updates & Integrations to test
Built Community of 43,000 Women
Organize & Segment existing database
Data Analysis for Phase 3 (ANTICIPATED)
Phase 1
Phase 1
Phase 1
Phase 1
Phase 1
Phase 2
Phase 2
Phase 2
Phase 2
Phase 2
Phase 2
Phase 2
Phase 3
Hosted 750+ Best in Class Events
Implement Marketing Automation Solutions
Hub 2.0 & Marketplace Launch (ANTICIPATED)
By overlaying unique data points and leveraging our unique needs analysis technology, EvolveHer will create a personalized solution for users.
Worked with Fortune 500 Companies, Top Political Leaders and Organizations from around the world
Digital Expansion and Build Intelligence Center Framework
Leverage existing partnerships & relationships with women's organizations to expand reach (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team



Alicia Driskill

Founder & CEO

Prior to launching evolveHer, Alicia worked as VP of Global Partnerships at WME | IMG, one of the world's most innovative companies. She also served as a Senior Executive at Live Nation and People.com. After a 17 yr career in entertainment & media working alongside the industry's elite, Alicia decided to evolve her own career path and disrupt the Chicago market by opening EvolveHer, Chicago's first creative workspace designed for women.



Amanda Chin

Head of Growth & Revenue

Amanda is a sales leader and business development strategist

with over a decade of experience scaling businesses and brands. She has partnered with global Fortune 500 brands in digital marketing strategy and business development. Amanda most recently was VP of Sales at an award-winning marketing technology company, Amobee, where she built and led the social advertising business. In addition to her role at EvolveHer where she works 10-20 hours on nights & weekends, Amanda works full time for Xandr, an advanced buy-side and sell-side advertising technology enabling buyers and sellers to access and trade premium inventory in a trusted environment.

Offering Summary

Company :	EvolveHer, Inc
Corporate Address :	358 West Ontario Street, Suite 3w, Chicago, IL 60654
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	4,000
Maximum Number of Shares Offered :	428,000
Price per Share :	$2.50
Pre-Money Valuation :	$4,500,000.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act

alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club:

-10% lifetime discount on EvolveHer memberships, event hosting/production, EvolveHer exclusive event tickets, merch, services and products.

- Early access to products, member perks, sampling, VIP invites, beta access to product launches and focus groups

- Inclusion in Member Directory

Early Bird

- First 48 hours - Friends and Family Early Birds | 10% bonus shares

- Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (Tier 1 perk)

- (3) Free Event Listings on EvolveHer Digital Platform

- (3) months Connections and/or Digital Membership to EvolveHer Platform (After Beta access ends)

$1,000 (Tier 2 perk)

- (6) Free Event Listings on EvolveHer Digital Platform

- (6) months Connections and/or Digital Membership to EvolveHer Platform (After Beta access ends)

$2,500+ (Tier 3 perk)

- EvolveHer Newsletter Ad Unit (Distributed to 43,000 users) linking to your brand page

- (12) Free Event Listings on EvolveHer Digital Platform

- (12) months Connections and/or Digital Membership to EvolveHer Platform (After Beta access ends)

$5,000+ (Tier 4 + 5% bonus shares)

(Tier 3 Perk) plus:

- EvolveHer Seal to post on the website, LinkedIn or social media

- Sponsor of (3) episodes of The EvolveHer Unpacked Podcast

 (2) EvolveHer Newsletter Ad Units (Distributed to 42,000 users) linking to your brand page

- (1) Free virtual event hosted on EvolveHer's streaming platform,

- EvolveHer t-shirt

$10,000+ (Tier 5 + 10% bonus shares)

(Tier 4 Perk) plus:

- Enhanced Company Profile with a prominent position on the website

- (1) EvolveHer Spotlight Content: Featured interview and article posted/promoted on EvolveHer website, InstaStory Highlight and in newsletter

$25,000+ (Final Tier + 15% bonus shares)

(Above) plus:

- Enterprise-level Access for Company: to Digital Platform (Community, Virtual Programming, Resources, Content, Member Perks and profiles)

- (1) Year Premiere Profile on Digital Platform

- (1) Unlimited National Event Postings (must be relevant & approved)

- EvolveHer Editorial Feature in Newsletter (Distributed to 43,000 users) linking to your brand page & on EvolveHer website

- EvolveHer T-shirt

- Access to distribute your product to EvolveHer community through event integration.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

EvolveHer, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $2.50/ share, you will receive and own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow EvolveHer, Inc. to get notified of future updates!

Comments (0 total)



Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post



Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



// // //

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

video:
I'm a photographer.

video:
I'm a lawyer.

video:
I am a marketer.

video:
I am a student.

video:
I'm an engineer.

video:
I'm a story teller.

video:
A story teller.

video:
I am an artist.

video:
An adventurer.

video:
I'm a professional.

video:
I am an entrepreneur.

video:
I am an entrepreneur.

video:
I am a daughter.

video:
I am a mom.

video:

I am a strong woman.

Alicia Driskill:
I am Alicia Driskill, CEO and Founder of EvolveHer. I was in corporate for 17 years and I really loved what I did, but I was always searching for something more. I started going to these different events and finding these different groups of women that were just so passionate about what they were doing and that energy's so contagious. And I wanted to be around that all the time, but there was no hub, and place for us to really come together. So I wanted to create that. I wanted to create a space that really looks at women as women.

Alicia Driskill:
(music).

Graphic: EvolveHer a centralized hub + marketplace that aggregates events, tools & resources to help advance women professionally and personally. Evolveher's platform provides visibility to female owned businesses & organizations, redefining community, reimagining connection.

Alicia Driskill:
I also really wanted it to be a multi generational. There's so much that we can learn from each other. The EvolveHer woman is the woman who wants to be part of something bigger than herself, and truly is on a mission to support other women. So it's, how can we collaborate with women? How can we connect with women? How can we share stories, share knowledge, and just really be part of a community. It's about giving and getting back. Every conversation I had I just really take that opportunity to learn, what are their challenges? What's working, what are their needs, what do they want to learn? Who do they want to connect with? We've worked with a number of corporations who have these different women's groups, and they have different initiatives that they want to support the women in their companies, but also the community.

Graphic: collaboration, grow, community, hosted 750+ events, Evolveher provides visibility to women's organizations and businesses

Alicia Driskill:
And they'll come to us and they'll ask, "What are the women vendors that you guys have? Or the partners that you have? We want to have the event to support female business owners." And it doesn't mean that they're just bringing women in the door from their company, but their company has taken the stance and actually wanting to advance that number of women at the top. A lot of this foundation of what we're doing is, how do we create impact and actually move things forward? Because at the end of the day, it's all about creating true equity, and true equality for everyone. And unless we all get together and have conversations that are really going to impact culture versus just checking a box, nothing's going to shift. So it's so, so important to us and I believe it's in reach, if we all come together. Take away that whole mindset of like, you're the only one that can be there. Because there's room at the top for everyone.

Graphic: a few our of corporate clients...Forbes, CDW, Amazon, Nike, WNBA, Marsh, Omnicom,

AARP, GrubHub, Athleta, Airbnb, Fabfitfun, H&M, YWCA, Walgreens, Kotex

Alicia Driskill:
And instead of looking at it that way, we need to be pulling our sisters through the door and also elevating them alongside us. It's not competition, right? It's about this joint mission. And we're all working towards the same thing. We all want to move things forward and really provide spaces that support women, and to showcase their stories.

Alicia Driskill:
I believe that we can create a platform for all voices to be heard, to inspire the next generation of women, to not just fight to make history, but to change it forever. We are all tied together by the sheer determination, the grit that has helped you overcome all of these obstacles in your life. We are a team of high achievers that are determined to leave this world a better place than how we found it. And that each and every one of us plays a critical role in who we will become.

Alicia Driskill:
The EvolveHer community is more than just a group of women getting together. We're more than just a few events and networking. We want to help women step up, step into their own full potential, and explore how they want to show up in this world. To drown up all that noise. Get rid of the confinements, all those limiting beliefs that define you as just an employee, just a mom, just a boss, or just a wife. Because only you get to determine who you want to be in this world, and what is important to you.

video:
We gather.

video:
to celebrate our differences.

video:
Believe that you create your own path.

video:
We believe in the evolution of the whole woman.

video:
We believe in her.

video:
We believe in her.

video:
We believe in her.

video:

This is a space to gather, lead, and unite.

video:
This is for her.

Amanda Chin:
Our business started with the vision of bringing together people and most importantly, redefining community. And we've achieved just that in our last two years. In such a short period of time. We are a lean, bootstrapped team. But the numbers really speak for themselves. We are in a very interesting time where people are creating connection, and a sense of belonging more than ever, and we have a real opportunity. However, we can't continue scaling without your help. We need your funds to continue redefining community for our next phase. So please continue joining us on our journey to advance women and to continue evolving her.

Graphic: 96% YOY Growth

Graphic: And we're just getting started

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.